Disposal of Treasury Shares

KT Corporation`s board of directors has resolved to distribute the company’s treasury shares.
1. Purpose of share distribution: Exercise of stock options given on September 16, 2003 2. Number of the shares planned to be distributed: 29,000 common shares
3. Total value of the shares: approximately KRW 1,653 million
4. Exercise price: KRW 57,000 per share
5. Period of share distribution: 09/17/2005 ~ 09/16/2010